Response Biomedical Corporation Moves to New Facility

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, March 20, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that it plans to move to its new state-of-the-art global headquarters located at 1781 - 75th Avenue West, Vancouver, British Columbia on March 31, 2008.

The 46,000 square foot single-occupant specialized use facility was specifically designed and constructed for development and GMP manufacturing and distribution of point-of-care (POC) medical diagnostic test kits. Response Biomedical designs, develops, manufactures and distributes rapid POC tests for use with its portable RAMP® platform for clinical and environmental applications. The new facility should allow manufacturing scale-up from approximately 500,000 tests currently manufactured per year to four million tests per year by mid-2008, based on partner demand. In this new facility, the Company believes it can eventually escalate test-manufacturing capacity to over 15 million tests per year.

“We are very pleased to be moving to our new home,” said S. Wayne Kay, Chief Executive Officer. “This new facility is expected to meet the demands of our current partners, 3M Company and Shionogi & Co. of Japan, as well as the projected demands of our planned cardiovascular partner.”

The new facility features multiple specialized laboratories with environmental controls and monitoring systems required for product development, manufacturing and distribution in compliance with requirements established by global organizations such as the International Organization for Standardization (ISO) and individual regulatory authorities such as the U.S. Food and Drug Administration (FDA), Health Canada and the Ministry of Health, Labor and Welfare in Japan.

The Company announced in May 2007 that it had entered into a long-term agreement with Alexandria Real Estate Equities, Inc. to lease the single-tenant facility. Initial capital modifications to the facility were financed by Alexandria and managed by Response Biomedical.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

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In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to effectively and efficiently manage the planned growth of our operations and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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